November 5, 2021

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Reachout Technology Corp.
Amendment No. 1 to Offering Statement on Form 1-A
Filed November [•], 2021
File No. 024-11679

In response to the comment letter issued by the Commission on October 27, 2021, the issuer has the following responses.

Offering Circular General

1. We note that you have no operating history, no revenues, and that your growth strategy is to identify acquisition targets. We also note your discussion regarding acquisition criteria and that you intend to use a portion of your offering proceeds to acquire companies. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.

Rule 251(b)(3) excepts a development stage company that either “has no specific business plan or purposes, or has indicated that its business plan is to merge with or acquire an unidentified company or companies.” While the issuer does identify the acquisition of assets and target companies as one of its strategies, the issuer clearly indicates that it “wants to provide innovative cybersecurity solutions to businesses”, “provide deep analytics to help commercial organizations measure their cybersecurity exposure over time” and that its “platform will be built to serve as the cybersecurity command center” (emphasis added) and among its growth strategy goals is to “win new customers; expand within existing customers; expansion and innovation of services; and expand into additional market segments.” These strategies clearly indicate that (a) the issuer has a business plan and purpose, and (b) has a business plan for internal growth that goes well beyond the acquisition of an unidentified company or companies. Nonetheless, we can see how the disclosure might be interpreted, so the disclosure regarding acquisitions has been modified, and the entire section entitled “Our Acquisition Criteria” has been removed.

United States Securities and Exchange Commission

Re: Reachout Technology Corp.

November 5, 2021

Cover Page

2. You disclose that Richard Jordan, your Chief Executive Officer, beneficially owns 84.5% of your issued and outstanding common stock. Please disclose on the cover page that you will be a "controlled company" following the completion of this offering and the identity and beneficial ownership percentage of your controlling shareholder.

This disclosure has been added.

Plan of Distribution, page 11

3. You disclose that shares are being sold through your executive officers and that you have not engaged a broker-deal or selling agent. You also disclose that you intend to use a portion of the proceeds from the offering on selling agent commissions. Please advise.

The Use of Proceeds has been revised to footnote that while the issuer does not currently anticipate using a broker-dealer or selling agent, that it reserves the right to do so. If not, then the portion of the proceeds allocated to commissions will be added to working capital.

Exhibits

4. We note that Section 10 of your Subscription Agreement includes a mandatory arbitration provision. Please include disclosure regarding this provision including a description of the provision, the risk of the provision, impacts on shareholders, any uncertainty about enforceability, whether these provisions apply to claims under the federal securities laws, the impact on claims arising under other laws, and whether or not the provisions apply to purchasers in secondary transactions. If the provision applies to federal securities laws claims, please also state that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

The arbitration provision has been removed, and the dislcosure in both the Offering Circular and the Subscription Agreement has been revised as requested.

United States Securities and Exchange Commission

Re: Reachout Technology Corp.

November 5, 2021

Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht

Clyde Snow & Sessions, PC